UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AMIS Holdings, Inc. [AMIS]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

031538 10 1
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,496,580
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 20,496,580
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,496,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.0%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FP-McCartney, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,496,580
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 20,496,580
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,496,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.0%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,496,580
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 20,496,580
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,496,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.0%
12	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer

AMIS Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2300 Buckskin Road Pocatello, ID 83201

Item 2.

(a)	Name of Person Filing

Francisco Partners, LP FP-McCartney, LLC Francisco Partners GP, LLC

(b)	Address of Principal Office Business or, if none, Residence

2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 031538 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or 3, check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	See Item 9 of the cover pages.

(b)	See Item 11 of the cover pages.

(c)	See items 5 through 8 of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends on, and proceeds from the sale of, the shares which may be beneficially owned by the filing persons is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

FP-McCartney, LLC is the record and beneficial owner of the securities reported hereby. Francisco Partners, LP is the managing member of FP-McCartney, LLC. Francisco Partners GP, LLC is the general partner of Francisco Partners, LP.

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9. Notice of Dissolution of Group

Inapplicable

Item 10. Certification

(a)	Inapplicable

(b)	Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

FRANCISCO PARTNERS L.P.,

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By:	/s/ Gerald Morgan

	Name:	Gerald Morgan
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

FP-MCCARTNEY, LLC

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By:	/s/ Gerald Morgan

	Name:	Gerald Morgan
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

FRANCISCO PARTNERS GP, LLC

By:	/s/ Gerald Morgan

	Name:	Gerald Morgan
	Title:	Managing Director